UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

D&S net profits increased by 23.7% en 2007
Totaling Ch$52,681 million (US$106.0 million):

- This result was driven by the 38%increase in operating profit.
- Net revenues amounted to US$3,835 million representing a 4.6% growth over the previous year.

Santiago, February 26, 2008.- D&S showed a 23.7% increase in profits, to Ch$52,681 million (US$ 106 million) in 2007 from Ch$42,587 million (US$85.7 million) in 2006.

The company presented strong growth in operating profits, amounting to Ch$97,096 million (US$195.4 millones), a 38.0% over the previous year, driven by the expansion in consolidated revenues and the operating expenses reduction, due in turn to the consolidation of its Operational Excellence program.

Meanwhile, EBITDA also featured vigorous growth, reaching Ch$157,451 million (US$316.9 million), 24.7% higher than in the previous year.

Net revenues increased by 4.6%, from Ch$1,822,218 million in 2006 to Ch$1,905,780 million (US$ 3,835.4 million) in 2007.

The breakdown of revenues by business areaáreas de negocio shows that the retail area with the different supermarket formats (hypermarket, supermarkets, warehouse and discount stores) contributed Ch$1,763,510 million, a 3,2% increase in 2007. The financial services division presented a 25.9% revenues growth, and real state revenues increased by 22.7%.

According to D&S’s Chief Financial Officer, Alejandro Droste, “the positive results are primarily attributable to the consistency in the Company’s execution of its development strategy, involving on one hand sustained revenue growth and productivity increases on the other, which was consolidated during 2007”.

Non-operating expenses amounted to Ch$37,684 million, an increase of 28.4% compared to 2006, explained by higher financial expenses and other non-operating expenses.

During the January-December period the Company added 28,220 sq.m. of sales area due to the opening of 11 LIDER stores and 2 warehouse stores along with the remodeling of Express La Dehesa supermarket, which added 800sq.m. of sales area. Additionally, 32 Ekono discount stores were opened during 2007.

Operating income for the fourth quarter 2007 amounted to Ch$30,999 million, a 35.4% increase compared to Ch$22,901 million for the same period in 2006. Net income for this quarter decreased by 6.6%.

Consolidated Results Period January-December

	2007			2006			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY
Sales	1,564,643	3,148.9	82.1%	1,519,434	3,057.9	83.4%	3.0%
Other Income	341,137	686.5	17.9%	302,784	609.4	16.6%	12.7%
Net revenues	1,905,780	3,835.4	100.0%	1,822,218	3,667.2	100.0%	4.6%
Cost of sales	1,365,292	2,747.7	71.6%	1,320,395	2,657.3	72.5%	3.4%
Gross Income / Margin	540,488	1,087.7	28.4%	501,823	1,009.9	27.5%	7.7%
Recurring Operating Expenses	381,446	767.7	20.0%	374,529	753.7	20.6%	1.8%
Start-up Expenses	1,592	3.2	0.1%	1,025	2.1	0.1%	55.3%
Total Operating Expenses (SG&A)	383,038	770.9	20.1%	375,554	755.8	20.6%	2.0%
EBITDA	157,451	316.9	8.3%	126,269	254.1	6.9%	24.7%
Depreciation	60,355	121.5	3.2%	55,910	112.5	3.1%	7.9%
Total Operating Expenses	443,393	892.3	23.3%	431,464	868.3	23.7%	2.8%
Operating Income	97,096	195.4	5.1%	70,359	141.6	3.9%	38.0%
Financial Expenses	(29,101)	(58.6)	-1.5%	(25,508)	(51.3)	-1.4%	14.1%
Other Non-operating Income (Expenses)	(5,898)	(11.9)	-0.3%	1,520	3.1	0.1%	-488.2%
Monetary Correction	(484)	(1.0)	0.0%	1,361	2.7	0.1%	-135.5%
Non-Operating Income	(35,483)	(71.4)	-1.9%	(22,628)	(45.5)	-1.2%	56.8%
Income before Tax	61,613	124.0	3.2%	47,731	96.1	2.6%	29.1%
Income Tax	(8,930)	(18.0)	-0.5%	(5,177)	(10.4)	-0.3%	72.5%
Minority Interest	(1)	(0.0)	0.0%	33	0.1	0.0%	-103.7%
Income	52,681	106.0	2.8%	42,587	85.7	2.3%	23.7%
Amortization of Goodwill	-	-	0.0%	-	-	0.0%	-
Net Income	52,681	106.0	2.8%	42,587	85.7	2.3%	23.7%

Currency of December 2007, exchange rate 1US$=Ch$496.89 of December 31, 2007.

For further information please contact
Alejandro Droste, CFO, Ph: 56-2-484 7755, adroste@dys.cl
Miguel Núñez, Finance manager Retail, Ph: 56-2-484 7754, mnunez@dyscorp.cl
Loreto Bradford, IRO, Ph: 56-2-484 7757, lbradford@dys.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: February 26, 2008